UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2009

OR

           ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________________ to ________________________

  Commission File Number:  0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  1st Source Corporation
 100 N. Michigan Street
          South Bend, Indiana  46601

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008,
and the Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17

Report of Independent Registered Public Accounting Firm

The Executive Compensation and Human Resources Committee
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 29, 2010

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Cash	$1,149	$178,508

Investments at fair value:
Mutual funds	73,159,846	59,703,445
1st Source Corporation common stock	20,310,391	28,156,539
1st Source Bank common trust fund	11,207,374	9,438,886
Participant loans	1,066,708	837,501
Short-term investment fund	106,330	105,548
Total investments	105,850,649	98,241,919

Employer contributions receivable	4,013,463	4,044,960
Accrued investment income	6	22
Net assets available for benefits, at fair value	109,865,267	102,465,409
Adjustment from fair value to contract value
for benefit-responsive investments contracts	(88,947)	(10,371)
Net assets available for benefits	$109,776,320	$102,455,038

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income	$2,185,660

Contributions:
Employer – cash	1,468,420
Employer – noncash	2,545,043
Employees	4,739,736
Rollover	3,863
8,757,062

Net realized and unrealized appreciation in fair value of investments	1,193,466
Total additions	12,136,188

Deductions
Benefits paid to participants	4,667,101
Administrative fees	147,805
Total deductions	4,814,906

Net increase in net assets available for benefits	7,321,282

Net assets available for benefits:
Beginning of year	102,455,038
End of year	$109,776,320

See accompanying notes.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

General

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) is a defined-contribution plan covering substantially all employees of 1st Source Corporation (1st Source) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2008, the First National Bank, Valparaiso Employees’ Retirement and Savings Investment Plan (FNBV) was transferred into the Plan.

Contributions and Vesting

Participants are permitted to designate up to $16,500 or 100% of their annual pretax compensation, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2009 and $5,000 in 2008, called catch-up contributions, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – amount is discretionary but may not exceed 100% of the first 4% of a participant’s compensation contributed to the Plan and 50% of the next 2% of a participant’s compensation contributed to the Plan.

Fixed profit sharing contribution – equals 2% of each eligible participant’s annual compensation.

Discretionary profit sharing contribution – amount is discretionary as determined annually by the Board of Directors.

Regular contribution – amount is discretionary as determined annually by the Board of Directors.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee. Contributions were made equally in 1st Source common stock and cash during 2009, and all contributions were made in cash in 2008.

Participant Accounts

The Plan provides participants with an ESOP account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elects to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

After completing 90 consecutive days of service, participant contributions are allowed and vesting is immediate upon contribution to the Plan. Vesting of 1st Source employer contributions, including matching, fixed profit sharing, discretionary profit sharing, and regular contributions, is based on years of credited service. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Forfeitures of nonvested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. The amount of forfeitures was $82,106 for 2009.

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) 1st Source’s contribution, and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint and survivor and qualified preretirement survivor annuity requirements.

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Division.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The 1st Source Bank Guaranteed Income Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Generally accepted accounting principles establish a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependant upon the availability of quoted market prices or observable market data.

The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and its applicability to the Plan’s investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value, and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3. Investments

During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2009

Mutual funds	$10,045,237
1st Source Corporation common stock	(9,061,819)
1st Source Bank common trust fund	210,048
Net realized and unrealized appreciation in fair value of investments	$1,193,466

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	2009	2008

1st Source Corporation common stock*	$20,310,391	$28,156,539
Wasatch-1st Source Monogram Income Equity Fund*	17,754,193	14,297,449
Wasatch-1st Source Monogram Income Fund*	15,538,833	13,508,609
1st Source Bank Employee Benefit Guaranteed Income Fund*	11,207,374	9,438,886
Morgan Stanley Institutional International Equity Fund I*	10,636,283	8,900,539
1st Source Bank Employee Benefit Balanced Fund*	8,275,148	7,915,552
1st Source Bank Employee Benefit Aggressive Fund*	8,594,724	7,491,639

*Includes nonparticipant-directed investments.

4. Fair Value Measurements

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the NAV as reported by the funds on the last business day of the plan year. Since there are no quoted prices in the marketplace for traditional and variable rate guaranteed investment contracts, the present value technique is used to calculate the fair value of these contracts (i.e., fair value being the sum of present values of all the future cash flows for the contract using current rates and considering the likelihood of default). Loans to participants are stated at cost, which approximates fair value.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table summarizes the Plan’s investments that are measured at fair value by Level within the fair value hierarchy:

	Level 1	Level 2	Level 3

Mutual funds:
US equities	$62,523,563	$–	$–
International equities	10,636,283	–	–
1st Source Corporation common stock	20,310,391	–	–
1st Source Bank common trust	–	11,207,374	–
Participant loans	–	–	1,066,708
Short-term investment fund	106,330	–	–
Balance at December 31, 2009	$93,576,567	$11,207,374	$1,066,708

Mutual funds:
US equities	$50,802,906	$–	$–
International equities	8,900,539	–	–
1st Source Corporation common stock	28,156,539	–	–
1st Source Bank common trust	–	9,438,886	–
Participant loans	–	–	837,501
Short-term investment fund	105,548	–	–
Balance at December 31, 2008	$87,965,532	$9,438,886	$837,501

The following table summarizes the beginning and ending fair value of the Plan’s Level 3 assets:

	2009	2008

Balance beginning of year	$837,501	$863,226
Issuances	530,413	288,836
Settlements	(301,206)	(314,561)
Balance end of year	$1,066,708	$837,501

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Nonparticipant-directed investments are the moneys put into employees accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31
	2009	2008
Net assets
Cash	$1	$1
1st Source Corporation common stock	12,282	25,929
1st Source Corporation mutual funds	28,622,090	22,705,164
1st Source Bank Employee Benefit Guaranteed Income Fund	3,180,094	3,238,931
Total net assets – nonparticipant-directed investments	$31,814,467	$25,970,025

Year Ended December 31, 2009
Changes in net assets
Investment income	$725,146
Contributions	2,807,715
Benefits paid to participants	(1,443,099)
Net realized and unrealized appreciation in fair value of investments	3,754,680
Total changes in net assets – nonparticipant-directed investments	$5,844,442

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

6. Transactions With Parties-in-Interest

The Plan held the following party-in-interest investments at fair value at December 31:

	2009	2008

1st Source Corporation common stock	$20,310,391	$28,156,539
1st Source Bank Employee Benefit Guaranteed Income Fund	11,207,374	9,438,886
1st Source Bank Employee Benefit Balanced Fund	8,275,148	7,915,552
1st Source Bank Employee Benefit Aggressive Fund	8,594,724	7,491,639
Loans to participants	1,066,708	837,501

All expenses incurred in administration of the Plan are paid by 1st Source or by the Plan.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$109,776,320	$102,455,038
Benefit claims payable	(8,663)	(1,186)
Adjustment from fair value to contract value for benefit-responsive investment contracts	88,947	10,371
Net assets available for benefits per the Form 5500	$109,856,604	$102,464,223

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009, to the Form 5500:

Benefits paid to participants per the financial statements	$4,667,101
Add amounts allocated to withdrawing participants at December 31, 2009	8,663
Less amounts allocated to withdrawing participants at December 31, 2008	(1,186)
Benefits paid to participants per the Form 5500	$4,674,578

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

1st Source Corporation

Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$12,136,188
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	88,947
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(10,371)
Total income per the Form 5500	$12,214,764

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2009

	Identity of Issuer,
	Borrower, Lessor,
	or Similar Party	Description of Investment		Cost	Current Value

	Short-term investments:

	Goldman Sachs Treasury Obligation Money Market Fund	106,330	units	$106,330	$106,330

	Common stock:
*	1st Source Corporation	1,262,299	shares	18,729,173	20,310,391

	Mutual funds:
	Wasatch-1st Source Monogram Income Equity Fund	1,400,173	shares	18,170,965	17,754,193
	Wasatch-1st Source Monogram Income Fund	1,552,331	shares	15,373,325	15,538,833
	Morgan Stanley Institutional International Equity Fund I	816,919	shares	14,073,606	10,636,283
*	1st Source Bank Employee Benefit Aggressive Fund	639,268	shares	9,550,066	8,594,724
*	1st Source Bank Employee Benefit Balanced Fund	562,142	shares	8,432,242	8,275,148
	Wasatch-1st Source Long/Short Fund	463,435	shares	5,037,912	5,352,674
	Fidelity Contrafund # 022	57,088	shares	3,185,936	3,327,094
	Stratton Small Cap Value Fund	69,523	shares	3,105,112	2,806,637
	Vanguard 500 Index Fund	10,308	shares	967,208	874,260
				77,896,372	73,159,846
	Common trust fund:
*	1st Source Bank Employee Benefit Guaranteed
	Income Fund	382,343	units	10,071,572	11,207,374

*	Loans to participants	$1,066,708 principal amount,
		interest rates ranging 5.25% - 11.50%,
		maturities through 2024		1,066,708	1,066,708

				$107,870,155	$105,850,649
*	Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1st SOURCE CORPORATION
EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator
1st Source Corporation

/s/TINA H.PERKINS
Tina H. Perkins, Senior Vice President

Date:  June 29, 2010